

November 15, 2012

Via E-mail
David C. Carroll
President and Chief Executive Officer
Five Oaks Investment Corp.
641 Lexington Avenue, Suite 1432
New York, NY 10022

Re: Five Oaks Investment Corp.
Confidential Draft Registration Statement on Form S-11
Submitted October 19, 2012
CIK No. 0001547546

Dear Mr. Carroll:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. We will refer your response to the Division of Investment Management for further review.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

David C. Carroll
Five Oaks Investment Corp.
November 15, 2012
Page 2

3.   Please provide us with support for all quantitative and qualitative business and industry
        data used in the registration statement. The requested information should be filed as
        EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a
        cover letter indicating that the material is being provided pursuant to Securities Act Rule
        418 and that such material should be returned to the registrant upon completion of the
        staff review process.

4.   We note that you intend to elect to be taxed as a REIT and your investment strategy and
        principal objective include investing in Agency and non-Agency RMBS. We continue to
        consider the applicability of Industry Guide 5 to this filing, including prior performance
        disclosure. In light of the disclosure beginning on page 4 regarding the extensive
        experience of your manager's team and on page 135 regarding the bankruptcy of Ceres
        Capital, please revise to balance your disclosure throughout the prospectus with a
        detailed narrative describing the background and experience of your manager's team,
        including identifying prior investment vehicles with which they were involved and any
        major adverse business developments. In addition, for each investment vehicle, please
        tell us the identity of the individual(s) who controlled and/or made investment decisions
        and describe the holdings and investment strategy. We may have additional comment.

5.   Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is
        not applicable or revise.

6.   Please disclose your portfolio turnover policy. Please refer to Item 13(b) of Form S-11.

Prospectus Cover Page

7.   Please ensure that your cover page does not exceed one page in length as required by
        Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

Overview, page 1

8.   We note that you describe your portfolio on a GAAP and non-GAAP basis. Please revise
        to briefly explain why you present your portfolio in such a manner, including two
        separate charts on page 8.

Portfolio Composition, page 8

9.   Please disclose the percentages of the portfolio that are Alternative-A and subprime
        loans. In addition, as applicable, please revise the "Business Strategy" and "Target
        Assets" sections of the summary to address the relative focus on these types of loans.

Management Agreement, page 16

10.   We note you indicate on page 18 that you will reimburse your manager for the salaries and other compensation of your Chief Financial Officer. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

11.   We note you indicate on pages 19 and 139 that employees of your manager may receive restricted common stock and other equity based awards. Please revise your disclosure to explain the purpose of granting equity based awards to your manager, its personnel and affiliates, considering that the manager is already entitled to the management fee.

Management Agreement, page 16

12.   In your fee table on page 17, please provide an estimate of the dollar amount of the base management fee and expense reimbursement to be paid to the manager in the first full fiscal year, assuming the maximum number of securities are sold in this offering.

Summary Risk Factors, page 23

13.   Please revise the tenth bullet point on page 24 to quantify your anticipated leverage and provide the maximum leverage that you may incur.

Risk Factors, page 30

Risks Related to Financing and Hedging, page 49

14.   Please revise in the appropriate section to provide information about the required financial covenant ratios and the most recent calculation of the actual ratios. In addition, please tell us whether you intend to file these agreements as exhibits.

Risks Associated with Our Relationship with Our Manager, page 56

"The management agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third-party and may be costly and difficult to terminate," page 57

15.   Please revise here and in the related Summary Risk Factor on page 24 to address the difficulty the company would have in terminating or electing not to renew the manager for poor performance.

Use of Proceeds, page 79

16.   We note your disclosure on page 79 that you intend to invest the net proceeds from this offering in the following ranges of your total assets: 65-100% Agency RMBS and 0-35% Non-Agency RMBS. Please revise your disclosure to provide the approximate monetary amount of the net proceeds intended to be used for each such purpose and explain to us why the broad range of percentages provided is appropriate. Please refer to Item 504 of Regulation S-K. In addition, please let us whether you have identified any Agency or Non-Agency RMBS to purchase.

Management's Discussion and Analysis of Financial Condition…, page 84

17.   For those repurchase agreements you account for as collateralized financings, please quantify the average balance for the period presented and the maximum balance at any month-end. In addition, in future periodic filings, please disclose average quarterly balances, quarter-end balances, and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Investment Portfolio, page 90

18.   We note your disclosure on page 84 that your objective is to "provide attractive risk-adjusted returns to [your] investors …." However, it does not appear that you provide disclosure that addresses the credit risk of your investment portfolio other than the general disclosure on pages 88 and 109. Please advise us how management assesses the credit risk of the non-agency RMBS in your portfolio, including any internal or external risk ratings, LTV metrics, watch lists, or similar measures it uses. We may have further comment.

19.   Please revise to disclose the constant prepayment rate on your RMBS and to include additional relevant data regarding the non-agency RMBS in your portfolio, including but not limited to collateral type, interest rate type, geographic diversification, loan size, and loan vintage.

20.   Please indicate the potential percentage of your assets that you may invest in swap agreements, or indicate if there is a limit on the percentage of assets that may be invested in swap agreements. If no such limit exists, please disclose.

Management, page 134

21.   We note you indicate that both Mr. Carroll and Mr. Oston have over 30 years of experience. We further note you indicate on page 145 that Mr. Comisso has 20 years of experience and Mr. Flynn has 35 years of experience. Please revise your disclosure to provide more specificity regarding the occupations held and the dates of employment. Please refer to Item 401(e) of Regulation S-K.

Our Manager and Management Agreement, page 145

22.   Please clarify whether there are any limits on the amounts that your manager may invest on your behalf without seeking prior approval from your Board of Directors. If not, please address this risk in your Risk Factors section.

Certain Relationships and Related Transactions, page 156

Related Party Transaction Policies, page 158

23.   We note you indicate that you expect your board of directors to adopt a policy regarding the approval of any related person transactions. Please revise to clarify when you anticipate such a policy will be adopted.

Note 6—Repurchase Agreements, page F-17

24.   Please revise to present all information required by Rule 4-08(m) of Regulation S-X, including presenting data by group for repurchase agreements maturing (1) overnight; (2) term up to 30 days; (3) term of 30 to 90 days; (4) term over 90 days and (5) demand.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

25.   We note you indicate that you sold $26.5 million of your common stock in May 2012. Please revise to provide the date of the sale and the number of shares of common stock sold. Please refer to Item 701(a) of Regulation S-K.

Item 36. Financial Statements and Exhibits, page II-3

26.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

27.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Demarest, Staff Accountant at (202) 551-3432 or Jonathan Wiggins, Staff Accountant, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Kenneth Mason
        Kaye Scholer LLP
        Via Email